Pricing Supplement dated January 10, 2024 (To Prospectus dated January 22, 2021 and Prospectus Supplement dated January 25, 2021)	Rule 424(b)(2) Registration No. 333-252342

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B – Fixed Rate Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236TLN3

Principal Amount (in Specified Currency): $75,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Issue Price: 100.00%

Initial Trade Date: January 10, 2024

Original Issue Date: January 22, 2024

Stated Maturity Date: January 22, 2029

Interest Rate:

5.00% per annum from and including the Original Issue Date to but excluding the earlier of (i) the redemption of the Notes and (ii) the Stated Maturity Date.

Interest Payment Dates: Semi-annually, on each January 22 and July 22, commencing on July 22, 2024 and ending on the earlier of (i) the redemption of the Notes and (ii) the Stated Maturity Date.

Net Proceeds to Issuer: 99.70% of Principal Amount

Agent’s Discount or Commission: 0.30% of Principal Amount. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Barclays Capital Inc.

Agent’s Capacity: Principal

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Semi-annually, on each January 22 and July 22, commencing on (and including) January 22, 2026, up to (but excluding) the Stated Maturity Date. If any Redemption Date falls on a day that is not a Business Day, the redemption price plus accrued and unpaid interest will be paid on the next succeeding Business Day as if paid on the date the payment was due, and no interest will accrue on the amount payable for the period from and after the applicable Redemption Date.

Notice of Redemption: The redemption of the Notes is subject to not less than 10 Business Days prior written notice.

Repayment: N/A

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

RISK FACTORS

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement, before making a decision to invest in the Notes.

Risks Related to the Notes

Early Redemption Risk.

The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date. It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL TAXATION

For the U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the Secured Overnight Financing Rate (SOFR) in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”), as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and

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DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated January 22, 2021 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-252342) filed with the Securities and Exchange Commission on January 22, 2021.

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